Exhibit (a)(1)(B)

SUPPLEMENT NO. 1 TO

COMPANY NOTICE

To the Holders of

CARRIZO OIL & GAS, INC.

4.375% Convertible Senior Notes due 2028

CUSIP 144577 AA1*

Reference is hereby made to the Indenture dated as of May 28, 2008 between Carrizo Oil & Gas, Inc. (the “Company”), the potential subsidiary guarantors named therein and Wells Fargo Bank, National Association, as trustee (the “Trustee”), as supplemented by the First Supplemental Indenture thereto dated as of May 28, 2008, between the Company and the Trustee, and as further supplemented, up to and including, the Fourteenth Supplemental Indenture thereto dated as of November 6, 2012, between the Company, Bandelier Pipeline Holding, LLC, Carrizo (Eagle Ford) LLC, Carrizo (Marcellus) LLC, Carrizo (Marcellus) WV LLC, Carrizo Marcellus Holding Inc., Carrizo (Niobrara) LLC, CLLR, Inc., Hondo Pipeline, Inc., Mescalero Pipeline, LLC and Carrizo (Utica) LLC (collectively, the “Guarantors”) and the Trustee (as so supplemented, the “Indenture”), pursuant to which the 4.375% Convertible Senior Notes due 2028 of the Company (the “Notes”) were issued and pursuant to which the Notes were subsequently guaranteed by the Guarantors.

In accordance with the Indenture, at the option of each holder of the Notes, the Notes will be purchased by the Company for $1,000 in cash per $1,000 principal amount of the Notes plus accrued and unpaid interest to, but excluding, the Repurchase Date as defined below (the “Repurchase Price”), subject to the terms and conditions of the Indenture, the Notes and this Company Notice and related offer materials, as amended and supplemented from time to time (the “Offer”). However, because the Repurchase Date is after a record date and on the interest payment date, the interest will be paid on the regular interest payment date to the holder of record on the record date. As a result, we expect there will be no accrued and unpaid interest due as part of the Repurchase Price. Holders may surrender their Notes at any time during the period beginning on May 3, 2013 and expiring at 5:00 p.m., New York City time, on June 1, 2013. This Company Notice is being sent pursuant to the provisions of Section 13.02 of the Indenture.

This Supplement No. 1 to Company Notice to the Holders of Carrizo Oil & Gas, Inc. 4.375% Convertible Senior Notes due 2028, dated May 17, 2013 (this “Supplement”), amends, modifies, supplements and supersedes certain information included in the Company Notice. This Supplement should be read in conjunction with the Company Notice. Except for changes described herein, all other terms of the Company Notice remain the same.

To accept the Offer by the Company to purchase the Notes and receive payment of the Repurchase Price, you must validly surrender the Notes and the enclosed Repurchase Notice (the “Repurchase Notice”) to the Paying Agent (and not have withdrawn such surrendered Notes and the Repurchase Notice) before 5:00 p.m., New York City time, on June 1, 2013 (the “Repurchase Date”). Notes surrendered for purchase may be withdrawn at any time before the Repurchase Date. The right of holders to surrender Notes for purchase in the Offer expires at 5:00 p.m., New York City time, on the Repurchase Date.

HOLDERS THAT SURRENDER THROUGH THE DEPOSITORY TRUST COMPANY (“DTC”) NEED NOT SUBMIT A PHYSICAL REPURCHASE NOTICE TO THE PAYING AGENT IF SUCH HOLDERS COMPLY WITH THE TRANSMITTAL PROCEDURES OF DTC.

The name and address of the Trustee, as Paying Agent, is as follows:

By Registered & Certified Mail:	By Regular Mail or Overnight Courier:

WELLS FARGO BANK, N.A. Corporate Trust Operations MAC N9303-121 PO Box 1517 Minneapolis, MN 55480	WELLS FARGO BANK, N.A. Corporate Trust Operations MAC N9303-121 Sixth & Marquette Avenue Minneapolis, MN 55479

In Person by Hand Only:

WELLS FARGO BANK, N.A.

12th Floor - Northstar East Building

Corporate Trust Operations

608 Second Avenue South

Minneapolis, MN 55402

Dated: May 17, 2013	WELLS FARGO BANK, NATIONAL ASSOCIATION, TRUSTEE on behalf of Carrizo Oil & Gas, Inc.

NOTICE:

Copies of this Supplement and the Company Notice may be obtained from the Paying Agent at its address set forth above.

*	No representation is made as to the correctness of such number either as printed on the Notes or as contained in this notice, and reliance may be placed only on the other identification printed on the Notes.

The following information amends, modifies, supplements and supersedes certain information included in the Company Notice. All capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Company Notice.

Summary Term Sheet

(a)	The question “What does the board of directors of the Company think of the Offer?” in the Summary Term Sheet on page 1 of the Company Notice is hereby amended and restated as follows:

“What do the boards of directors of the Company and the Guarantors think of the Offer?”

The answer to the question is likewise amended and restated as follows:

“Neither the board of directors of the Company nor the board of directors of each of the Guarantors has made any recommendation as to whether you should surrender your Notes for purchase. You must make your own decision whether to surrender your Notes for purchase and, if so, the amount of Notes to surrender.”

Section 1 Information Concerning the Company.

(a)	The title of Section 1 “Information Concerning the Company” on page 3 of the Company Notice is hereby amended and restated as follows:

“Information Concerning the Company and the Guarantors”

(b)	The first and second paragraphs of Section 1 on page 3 of the Company Notice are hereby amended and restated as follows:

“Carrizo Oil & Gas, Inc. is a Houston-based independent energy company which, together with its subsidiaries, including the Guarantors, is actively engaged in the exploration, development, and production of oil and gas primarily from resource plays located in the United States. The Company’s current operations are principally focused in proven, producing oil and gas plays primarily in the Eagle Ford Shale in South Texas, the Niobrara Formation in Colorado, the Marcellus Shale in Pennsylvania, the Barnett Shale in North Texas, and the Utica Shale in Ohio.

Each of the Company’s and Guarantors’ principal executive offices are located at 500 Dallas Street, Suite 2300, Houston, Texas 77002, and the telephone number of each of the Company and the Guarantors at that address is (713) 328-1000. The Company’s shares are listed on the NASDAQ under the symbol ‘CRZO.’”

Section 2.2 Repurchase Price.

(a)	The third paragraph of Section 2.2 on page 4 of the Company Notice is hereby amended and restated as follows:

“None of the Company, the Guarantors or their respective boards of directors or employees are making any recommendation to holders as to whether to surrender or refrain from surrendering Notes for purchase pursuant to this Company Notice. Each holder must make his or her own decision whether to surrender his or her Notes for purchase and, if so, the principal amount of Notes to surrender based on that holder’s assessment of current market value of the Notes and the shares of the Company and other relevant factors.”

Section 3.3 Delivery of Notice.

(a)	The fifth paragraph of Section 3.3 on page 7 of the Company Notice is hereby amended and restate as follows:

“Notes and the Repurchase Notice must be delivered to the Paying Agent to collect payment. Delivery of documents to DTC, the Company or the Guarantors does not constitute delivery to the Paying Agent.”

Section 5 Payment for Surrendered Notes.

(a)	The second paragraph of Section 5 of the Company Notice on page 8 is hereby amended and restated as follows:

“The total amount of funds required by the Company to purchase all of the Notes is approximately $73.8 million (assuming all of the Notes are validly surrendered for purchase and accepted for payment). In the event any Notes are surrendered and accepted for payment, the Company intends to use borrowings under its revolving credit facility to pay the Repurchase Price. If funds available under the Company’s revolving credit facility are insufficient to pay the Repurchase Price, the Company intends to use cash on hand, if any, or seek other financing alternatives.”

(b)	Section 5 of the Company Notice on page 8 is hereby amended to add the following as paragraphs three through eight:

“The Company currently plans to repay amounts borrowed under its revolving credit facility from internally generated cash flows, proceeds from asset sales or other borrowings or cash on hand.

The revolving credit facility permits the Company to borrow up to the lesser of (1) the borrowing base (as defined in the credit agreement governing the revolving credit facility) and (2) $750.0 million. The borrowing base under the revolving credit facility is currently $530.0 million. As of April 30, 2013, the Company had no borrowings outstanding under the revolving credit facility and had issued $0.9 million in letters of credit. The revolving credit facility matures on January 27, 2016. The revolving credit facility is secured by substantially all of the Company’s U.S. assets and is guaranteed by the same subsidiaries that guarantee the Company’s 8.625% Senior Notes due 2018, 7.50% Senior Notes due 2020 and the Notes (the Guarantors). Any subsidiary that does not currently guarantee the Company’s obligations under the revolving credit facility that subsequently becomes a material domestic subsidiary (as defined under the revolving credit facility) will be required to guarantee the Company’s obligations under the revolving credit facility.

The annual interest rate on each base rate borrowing is (a) the greatest of the Agent’s Prime Rate (as defined in the credit agreement governing the revolving credit facility), the Federal Funds Effective Rate (as defined in the credit agreement governing the revolving credit facility) plus 0.5% and the adjusted LIBO rate (as defined in the credit agreement governing the revolving credit facility) for a three-month interest period on such day plus 1.00%, plus (b) a margin between 1.00% and 2.00% (depending on the then-current level of borrowing base usage). The interest rate on each Eurodollar loan (as defined in the credit agreement governing the revolving credit facility) will be the adjusted LIBO rate for the applicable interest period plus a margin between 2.00% to 3.00% (depending on the then-current level of borrowing base usage).

The Company is subject to certain covenants under the terms of the revolving credit facility, as amended, which include, but are not limited to, the maintenance of the following financial covenants: (1) a ratio of Total Debt to EBITDA of not more than (a) 4.25 to 1.00 for the fiscal quarter ending December 31, 2012 and (b) 4.00 to 1.00 for fiscal quarters ending March 31, 2013 and thereafter; (2) a Current Ratio of not less than 1.00 to 1.00; (3) a ratio of Senior Debt to EBITDA of not more than 2.50 to 1.00; and (4) a ratio of EBITDA to Interest Expense of not less than 2.50 to 1.00 (each of the capitalized terms used in the foregoing clauses (1) through (4) being as defined in the credit agreement governing the revolving credit facility). Total Debt and Senior Debt, as defined in the credit agreement governing the revolving credit facility, are net of cash and cash equivalents. Because the calculation of the financial ratios are made as of a certain date, the financial ratios can fluctuate significantly period to period as the amounts outstanding under the revolving credit facility are dependent on the timing of cash flows related to operations, capital expenditures, sales of oil and gas properties and securities offerings.

The revolving credit facility also places restrictions on the Company and certain of its subsidiaries with respect to additional indebtedness, liens, dividends and other payments to shareholders, repurchases or redemptions of the Company’s common stock, redemptions of senior notes, investments, acquisitions, mergers, asset dispositions, transactions with affiliates, hedging transactions and other matters.

The revolving credit facility is subject to customary events of default, including a change in control (as defined in the credit agreement governing the revolving credit facility). If an event of default occurs and is continuing, the Majority Lenders (as defined in the credit agreement governing the revolving credit facility) may accelerate amounts due under the revolving credit facility (except for a bankruptcy event of default, in which case such amounts will automatically become due and payable).”

Section 8 Interests of the Directors, Executive Officers and Affiliates of the Company in the Notes.

(a)	The heading of Section 8 on page 9 of the Company Notice is hereby amended and restated as follows:

“Interests of the Directors, Executive Officers and Affiliates of the Company and the Guarantors in the Notes.”

(b)	The body of Section 8 of the Company Notice is hereby amended and restated as follows:

“To the knowledge of the Company and the Guarantors:

•	none of the Company, the Guarantors or their respective executive officers, directors, subsidiaries or other affiliates has any beneficial interest in the Notes;

•	none of the officers or directors of the subsidiaries of the Company or the Guarantors has any beneficial interest in the Notes;

•	neither the Company nor the Guarantors will purchase any Notes from such persons; and

•

during the 60 days preceding the Repurchase Date, none of the Company, the Guarantors or, to their knowledge, any of their respective executive officers, directors or affiliates have engaged in any transactions in the Notes.

A list of the directors and executive officers of the Company and each of the Guarantors, as of May 17, 2013, is attached to this Supplement No. 1 as Annex A.”

Section 9 Purchases of Notes by the Company and its Affiliates.

(a)	The heading of Section 9 on page 9 of the Company Notice is hereby amended and restated as follows:

“Purchases of Notes by the Company, the Guarantors and their Affiliates”

(b)	The first paragraph of Section 9 on page 9 of the Company Notice is hereby amended and restated as follows:

“Each of the Company, the Guarantors and their respective affiliates, including their respective executive officers and directors, are prohibited under applicable federal securities laws from purchasing Notes (or the right to purchase Notes) other than through the Offer until at least the tenth business day after the Repurchase Date. Following that time, if any Notes remain outstanding, the Company, the Guarantors and their respective affiliates may purchase Notes in the open market, in private transactions, through a subsequent tender offer or otherwise, any of which may be consummated at purchase prices higher or lower than the Repurchase Price to be paid pursuant to the Offer. Any decision to purchase Notes after the Offer, if any, will depend upon many factors, including the market price of the Notes, the amount of Notes surrendered for purchase pursuant to the Offer, the market price of the shares of the Company, our business and financial position and general economic and market conditions.”

Section 11 Additional Information.

(a)	The second paragraph of Section 11 of the Company Notice on page 14 is amended and restated as follows:

“The Company and the Guarantors have filed with the SEC a Tender Offer Statement on Schedule TO under Section 13(e)(4) of the Exchange Act and Rule 13e-4 of the SEC, furnishing certain information with respect to the Offer. The Tender Offer Statement on Schedule TO, together with any exhibits and any amendments thereto, may be examined and copies may be obtained at the same places and in the same manner as described above.”

Final Paragraph on page 14 of the Company Notice.

(a)	The final paragraph of the Company Notice on page 14 is hereby amended and restated as follows:

“None of the Company, the Guarantors or their respective boards of directors or employees are making any recommendation to any holder as to whether to surrender or refrain from surrendering Notes for purchase pursuant to this Company Notice. Each holder must make his or her own decision whether to surrender his or her Notes for purchase and, if so, the principal amount of Notes to surrender based on their own assessment of current market value and other relevant factors.”

CARRIZO OIL & GAS, INC.

BANDELIER PIPELINE HOLDING, LLC

CARRIZO (EAGLE FORD) LLC

CARRIZO (MARCELLUS) LLC

CARRIZO (MARCELLUS) WV LLC

CARRIZO MARCELLUS HOLDING INC.

CARRIZO (NIOBRARA) LLC

CLLR, INC.

HONDO PIPELINE, INC.

MESCALERO PIPELINE, LLC

CARRIZO (UTICA) LLC

May 17, 2013

ANNEX A

BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

The following tables present the name and title of each of the Company’s and each of the Guarantors’ executive officers and directors as of May 17, 2013. The address of each such person is c/o Carrizo Oil & Gas, Inc., 500 Dallas Street, Suite 2300, Houston, Texas 77002.

CARRIZO OIL & GAS, INC.

Name	Title
S.P. Johnson, IV	President, Chief Executive Officer and Director
J. Bradley Fisher	Vice President and Chief Operating Officer
Paul F. Boling	Chief Financial Officer, Vice President, Secretary and Treasurer
David L. Pitts	Vice President and Chief Accounting Officer
Gregory E. Evans	Vice President of Exploration
Richard H. Smith	Vice President of Land
Steven A. Webster	Chairman of the Board
Thomas L. Carter, Jr.	Director
Robert F. Fulton	Director
F. Gardner Parker	Director
Roger A. Ramsey	Director
Frank A. Wojtek	Director

BANDELIER PIPELINE HOLDING, LLC

CARRIZO (EAGLE FORD) LLC

CARRIZO (MARCELLUS) LLC

CARRIZO (MARCELLUS) WV LLC

CARRIZO MARCELLUS HOLDING INC.

CARRIZO (NIOBRARA) LLC

CLLR, INC.

HONDO PIPELINE, INC.

MESCALERO PIPELINE, LLC

CARRIZO (UTICA) LLC

Name	Title
S.P. Johnson IV	President and Director
Paul F. Boling	Vice President and Director
Gerald A. Morton	Director